UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

3498 63 Avenue,

Leduc, Alberta,

Canada T9E 0G8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐ Form 40-F  ☒

SUBMITTED HEREWITH

Exhibits	Description
99.1	News Release dated February 29, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer

Date: February 29, 2024